Mail Stop 3561
      July 6, 2005

Nelson A. Bangs, Esq.
Senior Vice President and General Counsel
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201

      Re:	The Neiman Marcus Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed July 5, 2005
      File No. 1-09659

Dear Mr. Bangs:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.


Sincerely,



H. Christopher Owings
      Assistant Director


cc:	John Finley, Esq.
	Simpson Thacher & Bartlett LLP
	Fax: (212) 455-2502